Mail Stop 4628

                                                            March 9, 2018

Jeffrey M. Slotterback
Chief Financial Officer
Atlas Resources Series 33-2013 L.P.
425 Houston Street, Suite 300
Fort Worth, TX 76102

       Re:    Atlas Resources Series 33-2013 L.P.
              Form 10-12G
              Filed February 12, 2018
              File No. 0-55901

Dear Mr. Slotterback:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please update the disclosures and financial statements in your filing as necessary to comply with Rule 8-08 of Regulation S-X.

2. We note you reference investments by investor general partners throughout your registration statement. We further note that Section 6.01(b) of your partnership agreement provides that investor general partner units convert to limited partner units after all of the partnership wells have been drilled and completed, as determined by the managing general partner. Please expand your disclosure to discuss the conversion of any investor general partner units to limited partner units.
 Jeffrey M. Slotterback
Chief Financial Officer
March 9, 2018
Page 2

Business, page 2

3. Please provide an organizational chart that indicates the interests held by your managing general partner and limited partners, and that illustrates the various relationships among
        Atlas Resources, LLC, Titan Energy, LLC, Atlas Energy Group and any other service provider affiliates.

Investment Objectives, page 3

4. We note that one of your principal investment objectives is to provide monthly cash distributions to your partners. Please discuss how the managing general partner determines whether cash distributions are appropriate and the amount to be distributed.
        In addition, clarify how your limited partners and managing general partner share in your revenues and the impact, if any, on your total annual cash distributions. In that regard, we note you disclose your managing general partner is allocated 32.9% of your production revenue and that your managing partner and limited partners share in revenues in the same percentage as their respective capital contributions, except that the your managing general partner receives an additional 10% in certain circumstances.

5. Please discuss the 12% return of capital set forth in Section 5.01(b)(4)(a) of your partnership agreement. In addition, please disclose when the subordination period began and any subordination of production revenues by the managing general partner to date.
        In that regard, we note your disclosure in Note 8 to your audited financial statements for the year ended December 31, 2016 and Note 3 to your unaudited condensed financial statement for the nine months ended September 30, 2017.

Oil and Natural Gas Properties, page 3

6. Please expand your disclosure to discuss the estimated productive and/or economic life of the wells that you have drilled.

Production, page 4

7. Expand the tabular disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product sold. Refer to the disclosure requirements of Item 1204(a) of Regulation S-K.

8. Tell us how you considered the requirements regarding the disclosure of production, by final product sold, for each named field and/or individual geological formation, e.g. the
        Utica Shale, the Mississippi Lime, and the Marble Falls formations. Refer to the disclosure requirements of Item 1204(a) of Regulation S-K and the definition of a field provided in Rule 4-10(a)(15) of Regulation S-X.
 Jeffrey M. Slotterback
Chief Financial Officer
March 9, 2018
Page 3

Risk Factors, page 12

9. Please include a risk factor to address that your independent registered public accounting firm issued a going concern opinion on your audited financial statements for the year ended December 31, 2016.

We have identified a deficiency in our disclosure controls and procedures, page
18

10. Please disclose the potential implications of the delinquent filing of a registration statement pursuant to Section 12(g) of the Exchange Act, including potential claims by present or former unitholders and administrative and/or civil actions.

The proceeds from the sale of our natural gas and oil will be subject to claims, page 21

11. Please revise this risk factor to discuss the potential impact of Titan's and your managing general partner's liquidity, capital resources and ability to continue as a going concern.

Properties, page 41

Natural Gas, Oil and NGL Reserve Information, page 41

12. There appears to be an inconsistency between the amounts shown in your filing relating to the price of NGLs used in the estimation of your proved reserves and the comparable amounts in the reserves report filed as Exhibit 99.1. Revise the disclosure to reconcile the difference or expand your disclosure to explain the reason for them.

Financial Statements, page F-1

13. Please amend your filing to include signed audit reports, as required by Rule 2-02(a) of
        Regulation S-X and Rule 302 of Regulation S-T.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey M. Slotterback
Chief Financial Officer
March 9, 2018
Page 4




        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact
Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin,
Attorney-Advisor, at (202) 551-3763 with any other questions.


                                                           Sincerely,

                                                           /s/H. Roger Schwall

                                                           H. Roger Schwall
                                                           Assistant Director
                                                           Office of Natural
Resources